TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
September 29, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated September 25, 2003 and entitled "Notice Regarding Sale of Fixed Assets".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

dlw 10/2

File No.82-34658

03 OCT -2 AM 7:21

September 25, 2003
Daido Life Insurance Company
Security Code: 8799

Notice Regarding Sale of Fixed Assets

At the meeting held on September 25, 2003, Daido Life Insurance Company Board of Directors adopted a resolution to sell certain fixed assets held by the Company as described below.

1. Reason for the Sale

Since the risk of holding property assets appears to be increasing in the current circumstance, Daido decided to sell certain fixed assets held by the Company based on a review of its property portfolio with a view toward enhancing its balance sheet quality.

2. Details of the Sale

(1) Assets to Be Sold

Description of Asset and Location	Book Value (millions of yen)	Present Status
<Land> Address: 2234-2, Shijoudori 10-choume, Asahikawa-shi, Hokkaido Land area: 489.42m² (Public register) <Building (Office building)> Floor space: 3,215.70m² (Public register)	690	Used by the Company and leased to tenants
<Land> Address: 2-1, Nishisanjouminami 9-choume, Obihiro-shi, Hokkaido Land area: 899.50m² (Public register) <Building (Office building)> Floor space: 5,425.25m² (Public register)	709	Used by the Company and leased to tenants
<Land> Address: 7-18, Wakamatsu-chou, Hakodate-shi, Hokkaido Land area: 577.42m² (Public register) <Building (Office building)> Floor space: 2,203.68m² (Public register)	557	Used by the Company and leased to tenants

Description of Asset and Location	Book Value (millions of yen)	Present Status
<Land> Address: 2-9, Chuoudori 3-choume, Morioka-shi, Iwate Prefecture Land area: 427.28m² (Public register) <Building (Office building)> Floor space: 1,579.22m² (Public register)	241	Used by the Company and leased to tenants
<Land> Address: 48, Nakadori 1-choume, Akita-shi, Akita Prefecture Land area: 941.69m² (Public register) <Building (Office building)> Floor space: 802.69m² (Public register)	306	Used by the Company and leased to tenants
<Land> Address: 47-1, Nakadori 1-choume, Akita-shi, Akita Prefecture Land area: 288.84m² (Public register) <Building (Office building)> Floor space: 456.16m² (Public register)	199	Leased to tenants
<Land> Address: 7-18, Hon-chou 1-choume, Tsuruoka-shi, Yamagata Prefecture Land area: 296.16m² (Public register) <Building (Office building)> Floor space: 189.33m² (Public register)	11	Used by the Company
<Land> Address: 100-4, Oyoko-chou, Hachiouji-shi, Tokyo Land area: 249.45m² (Public register) <Building (Office building)> Floor space: 741.00m² (Public register)	91	Used by the Company and leased to tenants
<Land> Address: 8-2, Higashi-chou, Komatsu-shi, Ishikawa Prefecture Land area: 286.97m² (Public register) <Building (Office building)> Floor space: 473.48m² (Public register)	49	Used by the Company
<Land> Address: 814, Ote 3-choume, Fukui-shi, Fukui Prefecture Land area: 351.29m² (Public register) <Building (Office building)> Floor space: 2,054.63m² (Public register)	228	Used by the Company and leased to tenants
<Land> Address: 106-7, Morishouji 1-choume, Asahi-ku, Osaka-shi, Osaka Prefecture Land area: 262.80m² (Public register) <Building (Office building)> Floor space: 747.68m² (Public register)	36	Leased to tenants

Description of Asset and Location	Book Value (millions of yen)	Present Status
<Land> Address: 44, Ochounishi 3-chou, Sakai-shi, Osaka Prefecture Land area: 199.93m^2 (Public register) <Building (Office building)> Floor space: 840.79m^2 (Public register)	43	Used by the Company
<Land> Address: 51-3, Showadori 2-choume, Amagasaki-shi, Hyogo Prefecture Land area: 683.34m^2 (Public register) <Building (Office building)> Floor space: 1,600.84m^2 (Public register)	103	Used by the Company and leased to tenants
<Land> Address: 8-6, Taruya-machi, Akashi-shi, Hyogo Prefecture Land area: 776.10m^2 (Public register) <Building (Office building)> Floor space: 3,969.92m^2 (Public register)	1,099	Used by the Company and leased to tenants
<Land> Address: 10-5, Nishiki-chou, Ube-shi, Yamaguchi Prefecture Land area: 555.78m^2 (Public register) <Building (Office building)> Floor space: 1,080.18m^2 (Public register)	136	Used by the Company and leased to tenants
<Land> Address: 65, Otemon 2-choume, Chuo-ku, Fukuoka-shi, Fukuoka Prefecture Land area: 409.31m^2 (Public register) <Building (Office building)> Floor space: 1,777.50m^2 (Public register)	166	Leased to tenants
<Land> Address: 6-4, Sakae-machi, Fukue-shi, Nagasaki Prefecture Land area: 417.98m^2 (Public register) <Building (Office building)> Floor space: 226.80m^2 (Public register)	14	Used by the Company
<Land> Address: 385-5, Kousei-chou, Isahaya-shi, Nagasaki Prefecture Land area: 312.76m^2 (Public register) <Building (Office building)> Floor space: 249.24m^2 (Public register)	17	Used by the Company and leased to tenants
<Land> Address: 122-1, Kyoudou 1-choume, Setagaya-ku, Tokyo Land area: 84.22m^2 (Public register) <Building (Apartment unit)> Floor space: 122.79m^2 (Public register)	163	Leased as residential apartment

Description of Asset and Location	Book Value (millions of yen)	Present Status
<Land> Address: 25-13, Tougatsutaonsen Aza Shitanohara, Zaou-machi, Katta-gun, Miyagi Prefecture Land area: 5,515.92m^2 (Public register) <Building (Vacation facility)> Floor space: 1,365.58m^2 (Public register)	48	Previously used as a vacation facility. Currently closed
<Land> Address: 2139-668, Aza Kotanigasawa, Oaza Nagakura, Karuizawa-machi, Kitasaku-gun, Nagano Prefecture Land area: 3,968.84m^2 (Public register) <Building (Vacation facility)> Floor space: 921.22m^2 (Public register)	76	Used as a vacation facility (Scheduled to be closed at the end of September, 2003)
Total amount	4,982	-

(2) Selling Price: 1,859 million yen

3. Method of Sale and Transferee Profile

Method of Sale: Direct sale to a Special Purpose Company established by Morgan Stanley Japan Limited or its affiliates.

Transferee Profile:

Company name	Shinagawa Holding (Special Purpose Company)
Address	56-15, Kameido 6-choume, Koutou-ku, Tokyo
President	Tomoaki Yamada
Capital	100 thousand yen
Main business	(1) Acceptance of specific assets under an asset liquidation scheme structured in accordance with applicable laws, and management and disposal of same. (2) All other work related to the previously mentioned liquidation of specific assets.
Relation with Daido	None

4. Schedule for Sale

September 25, 2003:	Decision by the Board of Directors
September 26, 2003:	Signing of the agreement for sale
October 31, 2003:	Transfer of ownership (planned)

5. Outlook

As indicated above, Daido plans to transfer ownership of the properties on October 31, 2003. Since selling price will be finally confirmed upon execution of relevant sales contract on September 26, 2003, Daido will recognize extraordinary loss of 3.1 billion yen, representing the difference between the book value and selling price, in its financial results for the 6 months ending September 30, 2003.

The sale of fixed assets discussed above has already been factored into our earnings forecast announced on May 22, 2003. Our forecasts for the year ending March 31, 2004 therefore remains unchanged.